EXHIBIT 99.1

Hydrogenics Successfully Completes Utility-Scale Grid Stabilization Trial With Ontario's Independent Electricity System Operator

Demonstrates Viability of Electrolyzers to Provide Grid-Balancing Services Traditionally Supplied by Generators

MISSISSAUGA, Ontario, June 16, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it has successfully completed an innovative trial with Ontario's Independent Electricity System Operator (IESO) demonstrating the viability of its electrolyzer technology for utility-scale grid stabilization.

During the trial period, the load from a Hydrogenics HySTATTM electrolyzer provided frequency regulation in Ontario by responding to power regulation signals from the IESO on a second-by-second basis. Using an electrolyzer currently installed at Hydrogenics' corporate headquarters, the IESO and Hydrogenics worked together to demonstrate how the hydrogen equipment follows regulation signals in a real-world scenario. In doing so, Hydrogenics demonstrated better balancing of electrical supply and demand while alleviating local transmission constraints.

"We are very interested in seeing new technologies enter the market to provide services that have traditionally only been available from a limited number of sources," said Bruce Campbell, Vice President, Resource Integration for the IESO. "Hydrogenics' ability to provide regulation services demonstrates the success of finding new ways to balance supply and demand on a second by second basis."

"We are very pleased to have showcased the smart energy grid capability of utility-scale hydrogen technology, which can and will be used for both grid stabilization and energy storage. We will now apply these learnings towards the development of megawatt-scale energy storage applications," said Daryl Wilson, President and CEO.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Lawrence Davis, Chief Financial Officer
         (905) 361-3633
         investors@hydrogenics.com